SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          Commission File No. 000-51196

                         For the month of November 2005

                           AIXTRON AKTIENGESELLSCHAFT

                 (Translation of registrant's name into English)


                                 Kackertstrasse

                                 D-52072 Aachen

                                     Germany

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



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                Aixtron AG: AZZURRO Semiconductors AG
              Produces 150 mm GaN on Si Thomas Swan CCS

    AACHEN, Germany & MAGDEBURG, Germany--(BUSINESS WIRE)--Nov. 14, 2005--AIXTRON AG (FSE: AIX, ISIN DE0005066203; NASDAQ: AIXG), a leading provider of deposition equipment to the semiconductor industry, today announced the sale of a Thomas Swan Close Coupled Showerhead (CCS) system to AZZURRO Semiconductors AG - which is selling 150 mm GaN on Si wafers. The production system for 150 mm wafers is equipped with a special in-situ tool for wafer curvage measurement. AZZURRO Semiconductors AG is a spin-off of Prof. Alois Krost's renowned research team at the Otto-von-Guericke University, Magdeburg, Germany. The company manufactures gallium nitride (GaN) wafers with diameters of up to 150 mm for use in production as well as in R & D. Having pioneered the growth of GaN on silicon (Si) substrates, AZZURRO is focusing on the advantages of this technology.
    AZZURRO is the first company in Germany which uses the Thomas Swan CCS system for GaN-based semiconductors, such as LEDs, on Si substrates. This exciting innovative technology is a promising approach to further reduce the manufacturing cost of LEDs. It has also the potential to prove the concept of the Hetero Wafer Technology, which combines the advantages of both, the silicon and the compound semiconductor worlds.
    Dr. Armin Dadgar, CTO of AZZURRO Semiconductors AG who has just - for the first time - presented the successful growth of thick crack-free 150 mm GaN on Si wafers at the ICNS conference in Bremen, Germany commented on the importance of the reactor concept: "To guarantee the quality of our products and provide us with the flexibility to adapt to our customers' requirements, the Thomas Swan CCS MOCVD system is ideally suited. Moreover, the new in-situ wafer curvage measurement tool gives us even more control over the growth process, which is essential for large diameter growth as for our 150 mm GaN on Si wafers."
    Dr. Bernd Schulte, Executive Vice President and COO of AIXTRON added: "This order is of strategic importance to us because it is placed by an ambitious new high-tech company. We are proud that the outstanding capabilities of the Thomas Swan CCS system which provides a reliable platform for GaN based semiconductors convinced yet another customer."

    About AIXTRON: AIXTRON AG (FSE: AIX, ISIN DE0005066203; NASDAQ:
AIXG, ISIN: US0096061041) is a leading provider of deposition equipment to the semiconductor industry. The Company's technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signaling and lighting, as well as a range of other leading-edge technologies. AIXTRON AG's securities are listed on the Prime Standard market segment of the Frankfurt Stock Exchange and, as American Depositary Shares (ADS), on NASDAQ, and are included in the TecDAX index, the NASDAQ Composite Index, the MSCI World Small Cap Index and the Nature Stock Index (NAI). Founded in 1983, the Company is headquartered in Aachen, Germany. Additional information is available on AIXTRON's website at www.aixtron.com.

    Forward-Looking Statements: This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "may," "will," "expect," "anticipate," "contemplate," "intend," "plans," "believe," "continue" and "estimate," and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this news release, and you should not interpret such a reference as an incorporation by reference of such information.

    Additional Information: For additional information about factors that could affect our future financial and operating results, see our filings with the Securities and Exchange Commission, including the Registration Statement on Form F-4 (Regis.No. 333-122624) filed with the Commission on February 8, 2005 and available at the Commission's website at www.sec.gov.

WKN: 506620; ISIN: DE0005066203; Index: TecDAX
Listed: Geregelter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Dusseldorf, Hamburg, Hannover, Munchen und Stuttgart


    CONTACT: AIXTRON AG
             Investor Relations, +49 (0)241 8909 464
             invest@aixtron.com


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                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AIXTRON AG

Date: November 14, 2005
                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO